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MINNESOTA                                    Minnesota Mutual Life Center
MUTUAL LIFE                                  400 North Robert Street
                                             St. Paul, Minnesota  55101-2098
                                             612/298-3500

October 22, 1985



MIMLIC Series Fund, Inc.
Minnesota Mutual Life Center
400 North Robert Street
St. Paul, MN  55101

Gentlemen,

In connection with the purchase by the Minnesota Mutual Variable Annuity Account, a separate account of the Minnesota Mutual Life Insurance Company, (the "Purchaser"), of 4,500,000 shares of capital stock ("Stock") of MIMLIC Series Fund, Inc., the Purchaser hereby represents that it has no present intent to redeem or resell such Stock and it hereby represents that it is acquiring such Stock for investment with no intention of selling or otherwise disposing or transferring it or any interest in it.

The Purchaser also understands that the Fund expects to incur organization expenses in connection with the start-up and initial registration of the Fund. These costs will be amortized over 60 months on a straight-line basis beginning on the date the Fund first offers capital stock to the Purchaser in connection with the sale of variable annuity contracts. If the Purchaser redeems any or all of its initial shares prior to the end of the 60-month amortization period, the redemption proceeds will be reduced by their pro rata portion of the unamortized organization costs. Such proration shall be calculated by dividing the number of initial shares to be redeemed by the number of shares held by the Purchaser representing initial shares. If the Fund liquidates prior to the date such costs are fully amortized, the remaining initial shares of the Purchaser will bear all unamortized organization costs of the Fund.

Very truly yours,

The Minnesota Mutual Life Insurance Company
As the Depositor of the Minnesota Mutual
Variable Annuity Account


/s/ Joseph R. Bird
Joseph R. Bird
Senior Vice President

JRB/eb